Holland & Knight

515 East Las Olas Boulevard, Suite 1200 | Fort Lauderdale, FL 33301 | T 954.525.1000 | F 954.463.2030
Holland & Knight LLP | www.hklaw.com

Laurie L. Green
954 468 7808
laurie.green@hklaw.com

April 25, 2013

Mark S. Webb
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Mail Stop 3561

> **Re: OUR MicroLending, LLC**
> **Amendment No. 9 to Offering Statement on Form 1-A**
> **Filed December 26, 2012**
> **File No. 024-10286**

Dear Mr. Webb:

On behalf of OUR MicroLending, LLC (the "Company"), please find enclosed seven copies of Amendment No. 10 to the Company's Offering Statement on Form 1-A (the "Offering Statement"). Also enclosed are 3 copies marked to show changes from Amendment No. 9.

In addition, on behalf of the Company, we hereby respond to the Commission Staff's comment letter, dated January 27, 2013, regarding Amendment No. 9 to the Offering Statement, filed with the Commission on December 26, 2012. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

General

1.   **We note that you have failed to file a Form 2-A every six months after qualification as required by Item 257(a). Please file Form 2-A as soon as possible.**

The Company filed its Form 2-A on April 24, 2013.

Form 1-A

Part I - Notification

Item 1. Significant Parties

2.   As required by Item 1 of Form 1-A, disclose the name(s) of those persons who are
the beneficial owners of the 19 percent of your equity securities held by OUR
Financial Holdings and disclose the business address of OUR Financial Holdings
and revise Item 2 disclosure if appropriate.

We have revised the disclosure to Item 1 of Part I of Amendment No. 10 accordingly.

Offering Circular
Cover Page

3.   Please revise, the cover page given your recent sales in reliance on Regulation A,
adjust at the aggregate offering amount to be $5 million less the amount sold to date
as required by Rule 251(b) and General Instruction I.

We have revised the disclosure on the Cover Page.

4.   As required by Item 1(i) of Offering Circular Model B of Form 1 -A, identify
material risks.

A cross-reference to the Risk Factors on page 3 has been added to the Cover Page
accordingly.

Risk Factors

Risks Relating to our Business

We have experienced operating losses and our liquidity has been significantly reduced, and we expect to continue incurring losses in the future. page 3

5.   Please revise the first sentence of the disclosure to state that the Company incurred
a net loss of $381,068 for the nine month period ended September 30, 2012
consistent with the amount presented in the consolidated statement of operations
and had an accumulated deficit of $3,117,475 as of September 30, 2012 consistent
with the amount presented in the consolidated statement of changes in members'
equity.

We have revised the disclosure on page 3, as of the year ended December 31, 2012,
accordingly.

6.   **Please revise the second sentence of the disclosure to state that the Company funded its net cash used in operating activities of $(379,964) and $(675,268); respectively, with contributions from our equity owners and short-term loans provided by our officers, family members of our officers and certain of our equity investors consistent with the amounts presented in the consolidated statement of cash flows.**

We have revised the disclosure on page 3, as of the year ended December 31, 2012, accordingly.

Risks Relating to Our Participation in the Microfinance Sector

Microcredit Lending poses unique risks not generally associated with other forms of lending, and, as a result, we may experience increased levels of non-performing loans and related provisions and write-offs that negatively impact our results of operations, page 5

7.   **Please expand the disclosure to state what you mean by limited collateral or security provided by microloan borrowers and the amount of collateral to loan value required to approve a loan. In addition, describe the Company's accounting policy regarding how you determine the provision for loan losses as well as your write-off policies or provide a cross-reference to this discussion.**

We have revised the disclosure on page 6 accordingly.

We do not rely on credit reports to determine the credit worthiness of our clients, and as a result, we may experience increased levels of non-performing loans and related provisions and write-off's that negatively impact our results of operations, page 6

8.   **Please expand the disclosure to state the other information used to determine the client's capability and ability to pay their microloans or provide a cross-reference to this discussion. In addition, provide a cross-reference to the discussion of the Company's accounting policy regarding the determination of the provision for loan losses as well as the Company's write-off policies.**

We have revised the disclosure on page 6 accordingly.

Business

Credit Evaluation Process, page 12

9.   **Expand the disclosure in the last sentence of the fifth paragraph to state if the collateral was the same as described for all of the Company's loans from March 2008 to the present.**

We have revised the disclosure on page 13 accordingly.

10.   **Please expand the last paragraph of the discussion to state the customary lender remedies in the case of default by the borrower.**

We have revised the disclosure on page 14 accordingly.

Defaults: Collection Activities, page 13

11.   **We note your disclosure on page 12 that if the borrower offers to make partial payments the Company will not restructure the loan but will accept and will forebear from taking further collection action, yet the loan will be reflected as past due. In addition, we also note the disclosure appearing on page 13 that to the extent the borrower is making partial payments on a loan the Company does not take a specific reserve with respect to such loan. Please tell us in detail and expand the filing to disclose the following:**

With respect to the statement that if "the borrower is making partial payments on a loan the Company does not take a specific reserve with respect to such loan," please note that the Company does not take the specific reserve when a past-due loan is less than 90 days past due because many borrowers whose loans that are past-due more than 90 days are making partial payments. As we have discussed before, both the specific and general allowance could cover any loan.

- **The amount of modifications performed during the periods presented and how you concluded that the modifications should not be accounted for as troubled debt restructurings;**

To date, the Company has never modified a loan contract. The Company receives partial payments in order to avoid a bigger delay in the payment, but it always tells the borrower that he or she needs to pay the full installment as soon as possible.

- **The key factors you considered to determine if the modification represented a concession and whether the borrower was experiencing financial difficulties;**

The key factor considered is when the borrower's regular installment becomes past due (loans are classified as past-due the first day after the Company does not receive the full interest and principal payment on its due date). As stated before, the Company has never modified a loan contract. The key factor occurs when the installment becomes past due and the collection committee demands information from the specialist. The collection committee gathers the information about the financial difficulties from the specialist and then considers the proposal of the client. Based on that information, the Company determines whether to accept the partial payments.

- **How you assess whether the value of collateral is sufficient to cover the contractual amount due and how often you perform this assessment.**

  Under "Credit Evaluation Process" in the Offering Circular, the Company discloses that "the collateral... has to equal 150% of the value of loan amount." Under this statement and based on the short-term nature of the loans (between six and twelve months) the Company is confident that no collateral is impaired. Besides, all the loans have more than one collateral, always have a co-borrower, the UCC-1, and an automobile. The automobile is the best collateral according to the Company's previous experience.

- **How you evaluate the strength of the guarantor/co-borrower, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed; and**

  The guarantor/co-borrower must be subject to the same assessment and guidelines established for the borrower. Moreover, the co-borrower information is updated each time the borrower applies for a new loan.

- **Your willingness to enforce the guarantee as well as how often you have pursued and successfully collected from a guarantor/co-borrower.**

  As discussed above, after one day the debtor is past-due and the Company calls the guarantor/co-borrower and explains the situation with the loan. If the borrower does not pay, the guarantor/co-borrower must pay. In the event that no one pays the installment, the Company takes possession of the collateral (almost in all the cases an automobile) in order to get paid in full and will sell the collateral. The Collection Committee takes this action when there is no alternative. In 2012, the Company repossessed 8 vehicles. The Company sold only two of the repossessed cars to get paid in full on the loans, and the other six borrowers paid their loans and recovered their cars.

12. **In the event you determine that your loan modifications are troubled-debt restructurings please expand the filing (narrative section as well as financial statements) to address the following:**

- **Discuss how you identify loans to be restructured;**
- **Quantify the amount of restructured loans, and aggregate the amounts in accrual and non-accrual status;**

  As stated previously, the Company does not have any restructured loans.

- **Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);**

  The Company does not make any concessions. The Company never forgives principal, or reduces the interest rates. The Company always requires the borrower making partial payments to make the full installment as soon as possible.

- **Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status;**

  There is no policy about this topic. The Company asks the borrower and co-borrower to pay the full installment. In most of cases the borrower pays before the end of the month.

- **Discuss how restructured loans impact the timing of the recording of the provisions for impairment. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology prior to the modification; and**

  The Company has a Portfolio Committee which meets monthly. Additionally, the Portfolio Committee meets every 90 days in order to revise the portfolio performance and to take actions such as setting the specific allowances. To date, as disclosed in the tables contained in the Offering Circular and in the Financial Statements, for the last 2 years the Company practically does not have any non performing loan.

  The loans receiving partial payments were disbursed in 2008 and 2009, when the Company was learning market behavior. All of them have an allowance of a 100% which means they are charged-off. This is the Company's practice, based on the microlending industry practice around the world.

- **Provide the disclosures required by ASC 310-10-50-33 & 34, as applicable.**

  The Company has determined that the Company's loan modifications are not troubled debt restructurings. Accordingly, no additional disclosure is required.

13. **We note that the Company states that each month they take a reserve equal to 5% of the principal amount of the loans made during the month. Please state how this percentage relates to the Company's historical loss percentage.**

    The Company believes that the 5% reserve is a reasonable allowance based on practice in the microfinance industry.

However, the 5% is not the only reserve taken. The 5% is the general component of the allowance for loan losses taken every month to prevent major adjustments on the allowance for loan losses at the end of a particular month. However, as the Company experienced bigger losses in its first years of operations, the general component was not enough to cover potential losses. Therefore, this gap is covered with the specific component of the allowance for loan losses proposed by the Collection Committee that meets twice a month and the Portfolio Committee that meets every quarter.

As a result, the Company does not believe that it is relevant to state how the 5% relates to the Company's historical loss percentage. We have added language on page 14 discussing the allowance.

Properties, page 16

14. **We note that you state that the current lease expires on May 19, 2011 which has now passed. Please revise the filing to update this disclosure as well as the terms of lease renewal. In this regard, we note the disclosure appearing in Note 12 -Commitments and Contingencies of the September 30, 2012 financial statements that the Company leases its office facility and certain office equipment under non-cancelable operating leases expiring through November 2013.**

We have revised the disclosure on page 17 accordingly.

Profitability. pages 16-17

15. **We note the following discussions:**

- **the increase in the Company's loan portfolio from December 31, 2011 to September 30, 2012 was due to the disbursement of loans in September 2012 using the proceeds from Certificate sales coupled with the lower disbursement of loans during the first eight months of 2012 due to the Company's inability to obtain necessary funding to satisfy the growing demand for microfinance during the economic downturn. In addition, we note the deterioration in the credit quality of the loan portfolio as evidenced by increasing non-performing and impaired loans from December 31, 2011 to September 30, 2012 while the allowance for loan loss increased modestly by 2.3% and the provision decreased 92.1%.**

The Company has updated the financial statements as of December 31, 2012, which indicates that the disbursement of loans during 2012 is basically the product of the sale of the Certificates. You should also note that the impaired loans at December 31, 2011 and 2012 were respectively $956,229 and $981,328, increasing only 2.62% of a total portfolio increase of 24.64% (from $1,681,973 to $2,096,408). The ratio of total impaired loans to total portfolio was 56.85% in 2011 and 46.81% in 2012, which demonstrates the slight increase in the quality of the portfolio. Simultaneously the total allowance for loan loss increased 13.29%, from $ 699,060 to $791,994, and most of this increase was allocated to the specific allowance that covers the impaired loans. which indicates that the Company has greater coverage and a more conservative balance sheet.

- **the decrease in the Company's loan portfolio by 15.3% from December 31, 2010 to December 31, 2011 was due to the inability to obtain necessary funding to satisfy the growing demand for microfinance during the economic downturn. In addition, we note the modest increase in the credit quality of the loan portfolio as evidenced by decreasing non-performing and impaired loans from December 31, 2010 to December 31, 2011 while the Allowance for Loan Losses/Provision increased by 40.6%/78.8%.**

Impaired loans for years ended 2010, 2011 and 2012 are $972,904, $956,229 and $981,328 respectively, which shows a modest increase in the impaired loans. The total allowances for loan losses to the impaired loans for 2010, 2011 and 2012 were: 51.04%, 73.11%, and 80.71%, respectively, which shows management's efforts to control the amount of impaired loans and, as a consequence, to improve the quality of the portfolio.

Please expand the disclosure to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses.

We have revised the disclosure on page 18 under "Profitability" accordingly.

16.   **Please revise the disclosure in the fifth paragraph to state that during the nine months ended September 30, 2012, operating expenses decreased to $482,252 consistent with the amount presented in the consolidated statement of operations due to an effort to improve the Company's performance based on budget cuts.**

We have revised the disclosure on page 18, as of the year ended December 31, 2012, accordingly.

Capitalization, page 18

17.   **Please revise the capitalization table to reflect members' capital of $782.525 at
September 30, 2012 consistent with the amount presented in the consolidated
statement of changes in members' capital.**

We have revised the disclosure on page 19, as of the year ended December 31, 2012,
accordingly.

Description of Certificates, page 19

18.   **Please revise the first bullet on page 19 to reconcile with the third and fourth bullet
points.**

We have revised the disclosure on page 20 accordingly to clarify that the Certificates will
be effectively subordinated to the Company's and its subsidiaries' *secured* indebtedness.
Note that the fourth bullet references the subsidiaries' indebtedness and the first bullet
references the Company's indebtedness. As a result we believe that the first and fourth
bullet are consistent in that the Certificates will be equal to the unsecured indebtedness of
the Company, but will be effectively subordinated to the subsidiaries' indebtedness.

Management Relationships, Transactions and Remuneration, page 24

19.   **Please expand the disclosure to identify the name of the related company referred to
in the first sentence.**

We have revised the disclosure on page 25 accordingly.

20.   **Please revise this section as follows:**

- **revise the first paragraph on page 24 to explain your references to the "amount due
from members;"**
- **revise the third paragraph on page 24 to disclose how these loans from related
parties rank compared to the notes you are issuing in this offering;**
- **revise the third paragraph on page 24 to disclose the name of the company and
persons related to your CEO or other officers that loaned you funds and other
material terms; and**
- **as required by Item 9(a) of Offering Circular Model B, please revise the disclosure
on the bottom of page 24 to disclose the "aggregate remuneration," not just the cash,
and, as required by Item 9(b), describe all remuneration payments proposed to be
made in the future.**

We have revised the first paragraph on page 25 to explain the references to the "amount
due from members" accordingly. We revised the disclosure on page 26 to disclose how
these loans from related parties rank compared to the certificates the Company is issuing
in the offering accordingly. We have also revised the disclosure to disclose the name of

the company and persons related to the Company's CEO that have loaned the Company funds and other material terms.

It was not necessary to revise the disclosure regarding remuneration as the totals previously disclosed the aggregate remuneration.

Consolidated Financial Statements - September 30, 2012
Financial Statements
Consolidated Statement of Cash Flows, page 4

21.   **The cash flows from financing activities line item titled contributions from members contained in the consolidated statement of cash flows should be reduced by $300,000 which represents the non-cash conversion of loans payable to the CEO into membership interest. This amount should be presented in the supplemental disclosure of non-cash financing activities at the bottom of the consolidated statement of cash flows.**

The Consolidated Statement of Cash Flows, as of the year ended December 31, 2012, have been revised accordingly.

22.   **Please expand the cash flow from financing activities line item proceeds from borrowings and repayment of borrowings into proceeds from loans payable and proceeds from investment certificates and repayment of borrowings from loans payable and repayment of borrowings from investment certificates.**

The Consolidated Statement of Cash Flows, as of the year ended December 31, 2012, have been revised accordingly.

Consolidated Financial Statements - September 30, 2012
Consolidated Financial Statements - December 31, 2011
Consolidated Statement of Cash Flows, page 4

23.   **Please expand the supplemental disclosure of cash flow information line item titled cash paid for interest to identify the nature of the interest paid.**

The Consolidated Statement of Cash Flows, as of the year ended December 31, 2012, have been revised accordingly.

24.   **Please delete the supplemental disclosure of non-cash financing activities line item titled uncollected balance due from members since the description of this item does not appear to meet the disclosure requirements of ASC 230-10-50-3.**

To date, there is no uncollected balance from members and this line item has been deleted.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies
Cash and Cash Equivalents, page 5

25. **Please expand the disclosure to state, if true, that the Company considers all highly liquid instruments purchased with an original maturity date of three months or less to be cash equivalents.**

   The Cash and Cash Equivalents, as of the years ended on December 31, 2011 and December 31, 2012, have been revised accordingly. However, note that the Company has not had any investment like this since its inception.

Loans Receivable, page 6

26. **Please expand the disclosure to state that the accrual of interest is discontinued at the time the loan is 90 days past due, unless the credit is well secured and in the process of collection. In this regard, delete the statement that interest income is discontinued at the time the loan is 90 days delinquent unless the borrower is making partial payments and the statement that interest on impaired loans continue to accrue and is recognized as earned as long as the borrower is not greater than 90 days delinquent or; based on management's assessment; has demonstrated the potential and willingness to fully repay the loan.**

   Note 2, Loans Receivable, as of the years ended on December 31, 2011 and December 31, 2012, have been revised accordingly.

27. **Please state, if true that all interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income.**

   Note 2 Loan Receivable, as of the years ended on December 31, 2011 and December 31, 2012, has been revised accordingly.

Allowances for Loan Losses and Accrued Interest Receivable, pages 6-7

28. **Please expand the disclosure to state how often the Company evaluates the appropriateness of the allowance for loan losses.**

   The Collection Committee meets twice a month and captures the relevant data about the debt and the debtor. If the Collection Committee notes any weakening of the Company's ability to collect on the debt, it reports the information to the Portfolio Committee in order to evaluate the appropriateness of the specific component of the allowance for loan losses.

Please see disclosure on page 15 and Financial Statements Note 2, page 7, under Allowance for Loan Losses where it is disclosed that the Portfolio Committee meets once a month, but also meets quarterly in order to evaluate the specific component of those allowances for loan losses.

29. **Please expand the disclosure to state the time frame management uses to appropriately capture relevant loss data for its historical loss experience.**

As discussed above and in the Form 1-A, the Collection Committee meets twice a month so, the relevant data is captured every two weeks. Also, the Portfolio Committee meets once a month and quarterly.

30. **We note your statement in the third sentence of the second paragraph of the note that the general component covers non-classified loans and is based on historical loss experience adjusted for current factors. In this regard, please move the disclosure of these current factors presented in the fourth sentence of the first paragraph of the note to follow this statement.**

Please see the revised disclosure on page 7.

31. **With regard to the allocated (specific) component of the allowance for loan losses, please expand the disclosure to state when an allowance is established (i.e., when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying value of the loan).**

On page 7 of the financial statements under Allowance for Loan Losses, the Company stated that the specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. Also, on page 7 paragraph 5, the disclosure states that the Company reviews the specific allowance for loan losses component of each impaired loan on a quarterly basis and more frequently if additional information is obtained that would indicate any further weakening of the Company's ability to collect on the debt.

32. **Expand the disclosure to state how large groups of smaller homogeneous loans are evaluated for impairment.**

The guidance contained in paragraph (a) of ASC 310-35-13 provides an exception to its application when large groups of smaller homogeneous loans are evaluated for impairment, including for commercial installment loans such as the Company's loans. As a result, the Company does not believe additional disclosure is required.

33. **Expand the disclosure to state, if true, that all troubled debt restructurings are initially classified as impaired.**

In response to comment 11, we explained that no loans have been restructured. If in the future there were any restructurings, the debt will be classified as impaired.

34. **Please expand the disclosure to state if the Company maintains an unallocated component of the allowance for loan losses to cover uncertainties that could affect management's estimate of probable losses and if so what this unallocated component of the allowance reflects (i.e., the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general components of the allowance for loan losses).**

   The Company has a general component of the allowance for loan losses in order to cover uncertainties that could affect the financial statements. Please, see disclosure on page 15, related to "Default; Collection Activities" and also in the Financial Statements under Note 2, Allowance for Loan Losses and Accrued Interest Receivables, paragraph 2. In this respect, if the Collection Committee has notice of any troubled loan, it reports all the information to the Portfolio Committee to evaluate the appropriateness of the allowance for loan losses.

Revenue Recognition
Interest Income, page 8

35. **Please expand the disclosure to state, if true, that interest income is accrued on the unpaid principal balance.**

   The disclosure under Note 2, Interest Income has been revised accordingly.

Adoption of New Accounting Standards, page 9

36. **Please expand the disclosure to address the Company's adoption of new accounting standards in the period covered by the financial statements. In addition, provide disclosure of the impact that recently issued accounting standards will have on the Company when standards are adopted in a future period. Refer to Section M to Topic 11 of the Staff Accounting Bulletins.**

   The Company does not believe there are any applicable accounting standards to be discussed.

Note 4 - Loans Receivables, pages 10-11

37. **Your statement that loans receivable consist of 262 and 300 micro-financing loans at September 30, 2012 and December 31, 2011 with individual outstanding balances ranging from $500 to $25,000 is not consistent with the disclosure appearing on page 10 that loan amounts range from a minimum of $1,500 to a maximum of $25,000. Please revise or advise, as applicable.**

When the reference is to loan products, the range goes from a minimum *original* balance of $1,500 to a maximum *original* balance of $25,000. That is the Company's policy. However, the amounts of the current outstanding balances, reflecting payments on the loans, could range from $500 to $25,000.

38. **Please expand the disclosure to state the amount of interest income on loans that was included in net income for the period pursuant to instruction 2 (ii) of Item in C of Guide III.**

   See Note 3 to the financial statements.

39. **Please expand the disclosure to provide quantitative and qualitative information about the credit quality of the Company's loans pursuant to ASC 310-10-50-29 & 30.**

   See Note 4 to the financial statements.

40. **We note your statement that loans past due in excess of 91 days are considered impaired and may need additional collection efforts. The staff reminds the Company that GAAP requires creditors to measure a loan for impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable pursuant to ASC 310-10-35-32. Please revise the financial statements accordingly.**

   Foreclosure is a remote event in our portfolio given the kind of the collateral taken. Please see the disclosure on page 13 of the Offering Circular under "Credit Evaluation Process" stating that all collateral "has to equal 150% of the value of the loan amount". Also, under "Defaults; Collection Activities", page 14, the Company disclosed that "Florida law permits a secure creditor, after default, to take possession of the collateral securing a loan, without any prior judicial intervention or blessing". As a result, the Company does not believe any change to the financial statements is required.

Note 14 - Fair Value Measurements, pages 14-15

41. **We note your statement that the fair value of impaired loans with specific allocations to the allowance for loan losses is generally based on anticipated cash flows. Please tell us why the fair value of these loans is not based on the fair value of the collateral as required by GAAP when the Company has determined that foreclosure is probable.**

   Please see Note 2, "Fair value of financial instruments", paragraph 2. As you can see, the fair value of the loans is not based on the fair value of the collateral because:

   1. The foreclosure is a remote event, according to ASC 310-10-35-18).

2. The collateral always covers the loan balance.

3. The Company's loans are short-term, so the best reference is the "Current Book Value".

Accordingly, the method used to establish the value is the "Current Book Value".

Consolidated Financial Statements - September 30, 2012
Notes to the Financial Statements
Note 6 - Related Party Transactions
Member Contributions, page 11

42. **Please revise the disclosure to state that 50% ($500,000) in approved additional capital contributions from members is due by December 31, 2011.**

    The disclosure, as of the year ended on December 31, 2011, has been revised accordingly.

43. **The Company represents that they recorded 50% ($500,000) in member contributions by December 31, 2012 (which should be revised to read December 31, 2011) and the remaining 50% ($500,000) by March 31, 2012. The staff notes that during 2011, membership interest increased by $291,929 through a conversion of loans payable to membership interest but the remaining $208,071 appears to have been accrued which is not appropriate. Per Note 7 - Related Party Transactions - Member Contributions of the Company's December 31, 2011 financial statements the Company recorded cash of $106,745 from members which was applied against the due from members account. Also, the Company's CEO instructed the Company to apply $300,000 in loans payable to him against the due from members account. Thus at September 30, 2012, the Company had received a total of $406,745 in member contributions of which only $106,745 was in cash. It appears that the Company has accrued $93,255 as an increase in due from members with an offset to membership interest as this amount equals the change in due from members on the September 30, 2012 balance sheet. Accordingly, correcting the due from members account at December 31, 2011 and again at September 30, 2012 should result in a zero balance in the account in both period ends. Please revise the financial statements accordingly.**

    As of the year ended on December 31, 2012, there is no uncollected balance from members.

Note 14 - Fair Value Measurements, pages 14-15

44. **The staff notes the disclosure that the carrying amount is the estimated fair value for all of the Company's financial instruments (assets and liabilities) as no one**

instrument's original maturity exceeds 12 months. The staff notes that per Note 6 - Loans Payable renewal terms may be in excess of one year and that loans receivable, net includes impaired loans. Please revise.

The Fair Value Measurements, as of the years ended on December 31, 2011 and December 31, 2012, have been revised accordingly.

Note 15 - Subsequent Events, page 15

45.   **Please delete the reference to Note 7 as no subsequent event is disclosed.**

The reference to Note 7 has been deleted accordingly.

Consolidated Financial Statements - December 31, 2011
Financial Statements
Consolidated Statement of Cash Flows, page 4

46.   **Please provide a roll forward of loans receivable net and loans payable and tell us how the consolidated statement of cash flows supports the changes in cash flows from December 31, 2010 to December 31, 2011. We may have further comments based on your response.**

See the Roll Forward attached to this letter as Appendix 1.

47.   **Since it is not appropriate to accrue equity for future capital contributions in the amount of $208,071 per Note 7 - Related Party Transactions - Member Contributions, the cash flow from financing activities line item titled contributions from members of $630,262 should be reduced by $208,071. The conversion of loans payable in the amount of $291,929 is a non-cash transaction which should be disclosed as a supplemental disclosure of non-cash financing activities on the bottom of the consolidated statement of cash flows. It appears that the Company recorded the change in due from members of $130,262 as reported on the December 31, 2011 balance sheet as a cash contribution from members. When the balance in the due from members account is corrected, the December 31, 2011 balance will be zero and the contributions from members on the consolidated statement of cash flows will also be zero. Please revise the financial statements accordingly.**

The financial statements, as of the year ended on December 31, 2011, have been revised accordingly.

Notes to Financial Statements
Note 4 - Loans Receivables, pages 10-11

48.   **Please revise the 7th paragraph of the note to state that the table below shows the aging of the total gross loans for the 12 month period ended December 31, 2011.**

The 7th paragraph, as of the year ended on December 31, 2011, has been revised accordingly.

Note 7 - Related Party Transactions Member Contributions, page 11

49.   **It is not appropriate to accrue equity for future capital contributions in the amount of $208,071. It appears that the due from members account on the balance sheet should be reduced by $208,071 and the membership interest should be reduced by the same amount. With respect to the $291,929 conversion of loans payable to membership interest, this represents a non-cash financing activity which should be disclosed as a supplemental disclosure of non-cash financing activities on the bottom of the consolidated statement of cash flows.**

As of the year ended on December 31, 2012, the balance of Related Party Transactions Member Contributions is equal to zero.

50.   **Please include the disclosure in the last paragraph of the note in the September 30, 2012 financial statements as this disclosure appears to represent activity which occurred in the due from members account during 2012. In addition, revise the last sentence of the second paragraph to state the balance in the due from members account as of September 30, 2012.**

The financial statements, as of the year ended on December 31, 2012, have been revised accordingly.

Loans Payable, page 12

51.   **The staff notes that the disclosure in the last paragraph of the note appears to represent activity which occurred in the loans payable account during 2012. The staff assumes that this disclosure is not consistent with the disclosure appearing in the financial statements for the period ended September 30, 2012 since it is prior to consolidation. Please revise or advise that the disclosure appealing in the September 30, 2012 financial statements accurately represents the transaction activity in the loans payable account.**

The financial statements, as of the year ended on December 31, 2012, have been revised accordingly.

Note 13 - Operational Considerations, page 13

52.   **Please revise the first paragraph of the note to state that the Company has also incurred a net loss for the year ended December 31, 2009 of $651,134 consistent with**

the amount presented in the consolidated statement of operations for the year ended December 31, 2009.

Note 13 - Operational Considerations, as of the year ended on December 31, 2011, has been revised accordingly.

53. **The statement in the 5th paragraph of the note that 50% ($500,000) of member capital contributions are due by December 31, 2012 is not consistent with the disclosure appearing in Note 7 that such contributions are due by March 31, 2012. Please revise.**

The 5th paragraph has been revised accordingly.

Note 14 - Fair Value Measurements, page 15

54. Please **revise the carrying and fair value amounts of cash and cash equivalents to be consistent with the amount presented in the consolidated balance sheet of $15,256.**

Note 14 - Fair Value Measurements, as of the year ended on December 31, 2011, has been revised accordingly.

55. **The staff notes the disclosure that the carrying amount is the estimated fair value for all of the Company's financial instruments (assets and liabilities) as no one instrument's original maturity exceeds 12 months. Also, the staff notes that per Note 7 - Loans Payable the Company renewed loans that matured and extended the terms for most of the renewed loans to three years as instructed by lenders and that loans receivable, net includes impaired loans. Please revise.**

Note 14 - Fair Value Measurements, as of the year ended on December 31, 2011, has been revised accordingly.

If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,

HOLLAND & KNIGHT LLP

By:

Laurie Green

ROLL FORWARD PORTFOLIO & ACCRUED INTEREST RECEIVABLE

Loans			Accrued Interest Receivable		
Beginning Balance 2009	$	1,350,020			
New Loans	$	1,753,348			
Principal Reductions	$	(1,256,063)			
Ending Balance 2009	$	1,847,305	Ending Balance 2009	$	58,299
ALL Balance at 01/01/2009	$	(98,487)	AACIR Balance at 01/01/2009	$	-
Provisions	$	(285,297)	Provisions	$	-
ALL Balance at 12/31/2009	$	(383,784)	AACIR Balance at 12/31/2009	$	58,229
Ending Balance 2009, NET	$	1,463,521	Ending Balance 2009, NET	$	58,229
Beginning Balance 2010	$	1,847,305			
New Loans	$	1,654,728			
Principal Reductions	$	(1,515,480)			
Ending Balance 2010	$	1,986,553	Ending Balance 2010	$	98,335
ALL Balance at 01/01/2010	$	(383,784)	AACIR Balance at 01/01/2010	$	-
Provisions	$	(112,830)	Provisions	$	-
ALL Balance at 12/31/2010	$	(496,614)	AACIR Balance at 12/31/2010	$	98,335
Ending Balance 2010, NET	$	1,489,939	Ending Balance 2010, NET	$	98,335
Beginning Balance 2011	$	1,986,553			
New Loans	$	776,671			
Principal Reductions	$	(1,081,252)			
Ending Balance 2011	$	1,681,972	Ending Balance 2011	$	159,074
ALL Balance at 01/01/2011	$	(496,614)	AACIR Balance at 01/01/2011	$	-
Provisions	$	(202,446)	Provisions	$	59,089
ALL Balance at 12/31/2011	$	(699,060)	AACIR Balance at 12/31/2011	$	-
Ending Balance 2011, NET	$	982,912	Ending Balance 2011, NET	$	99,985
Beginning Balance 2012	$	1,681,972			
New Loans	$	927,149			
Principal Reductions	$	(512,713)			
Ending Balance 2012	$	2,096,408	Ending Balance 2012	$	165,910
ALL Balance at 01/01/2012	$	(699,060)	AACIR Balance at 01/01/2012	$	59,089
Provisions	$	(92,934)	Provisions	$	-
ALL Balance at 12/31/2012	$	(791,994)	AACIR Balance at 12/31/2012	$	59,089
Ending Balance 2012, NET	$	1,304,414	Ending Balance 2012, NET	$	106,821